UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration Under Section 12(g) of
    the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                              Commission File Number  33-56373

                               Chevron Corporation
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             (Exact name of registrant as specified in its charter)

  575 Market Street, San Francisco, California 94105, telephone: (415) 894-7700
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  (Address,         including zip code,  and telephone  number,  including  area code, of registrant's principal executive offices)

 Guaranty of Charter Obligations of Chevron Transport Corporation Ltd. relating to First Preferred Mortgage Notes Due 2015 issued by
                   California Petroleum Transport Corporation
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            (Title of each class of securities covered by this Form)

 Common Stock, par value $0.75 per share
 Series A Participating Preferred Stock Purchase Rights
 6-5/8% Notes Due 2004
 Guaranty of 8.11% Guaranteed Amortizing Notes Due 2004
  issued by Chevron Corporation Profit Sharing/Savings Plan Trust Fund Guaranty of 7.45% Guaranteed Notes Due 2004
  issued by Chevron Capital U.S.A. Inc.
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         (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)  [  ]                Rule 12h-3(b)(1)(i) [x]
Rule 12g-4(a)(1)(ii) [  ]                Rule 12h-3(b)(1)(ii)[  ]
Rule 12g-4(a)(2)(i)  [  ]                Rule 12h-3(b)(2)(i) [  ]
Rule 12g-4(a)(2)(ii) [  ]                Rule 12h-3(b)(2)(ii)[  ]
                                         Rule 15d-6          [  ]
 Approximate number of holders of record as of
  the certification or notice date:  7

         Pursuant to the requirements of the Securities Exchange Act of 1934, Chevron Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  February 23, 2001    CHEVRON CORPORATION

                            By:     /s/ S.J. Crowe
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                                 S. J. Crowe, Vice President and
                                 Comptroller